FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release 1Q15
2.	Cosan Limited – Consolidated interim financial statements at March 31, 2015 and independent auditors’ review report

Item 1

EARNINGS RELEASE 1Q15

São Paulo, May 06, 2015 – COSAN LIMITED (NYSE: CZZ e BM&FBovespa: CZLT33) announces today its results for the first quarter of 2015 (1Q15) composed by January, February and March 2015. The results are consolidated in accordance with the accounting principles adopted in Brazil and internationally (IFRS).

Highlights 1Q15

o	Consolidated net revenues growths 6% and reaches R$ 10.2 billion

o	Raízen Combustíveis’ EBITDA 13% up reaching R$ 590 million

o	Raízen Energia’s EBITDA 13% up and reaches R$ 830 million in 1Q15. For the harvest year 14/15, EBITDA totaled R$ 2.5 billion, 4% up versus 13/14

o	Comgás’ normalized EBITDA of R$ 299 million in 1Q15

o	Rumo reaches EBITDA of R$ 62 million in the quarter

Summary of Financial Information - Cosan Consolidated¹	1Q15	1Q14
Amount in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg.%
Net Revenue	10,151.7	9,593.4	5.8%
Gross Profit	1,180.1	1,217.5	-3.1%
Gross Margin (%)	11.6%	12.7%	-8.4%
Operating Profit	378.7	565.4	-33.0%
EBITDA	923.0	1,023.9	-9.9%
EBITDA Margin (%)	9.1%	10.7%	-14.8%
Equity Pick-up	(4.4)	(16.0)	-72.3%
Net Income before non-controlling Interest	31.7	292.8	-89.2%
Net Income	9.5	140.8	-93.2%
Net Margin (%)	0.1%	1.5%	-93.6%

CAPEX	768.4	835.6	-8.0%
Shareholders' Equity and Minority Shareholders	13,475.7	13,577.6	-0.8%
Note 1: Considering the consolidation of 50% of Raízen Combustíveis and Raízen Energia

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

A.	Highlights and Business Units

Business Units

Listed below are the business units that make up Cosan S/A and Cosan Logística S/A, companies that comprise Cosan Limited’s portfolio.

The business units (reportable segments) are organized as follows:

Cosan Limited’s Consolidated Result

Cosan Limited’s consolidated financial statements considers 100% of the results of Cosan S/A and Cosan Logística S/A.

EBITDA reported herein is in compliance with CVM Rule 527/12, published by the Brazilian Securities and Exchange Commission on October 4, 2012, and may differ from the amounts reported in prior periods as a result of the equity accounting income adjustment. Therefore, EBITDA now consists of operating profit before financial expenses, plus depreciation, amortization and equity accounting.

EBITDA (Reconciliation ICVM 527)	1Q15	1Q14
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Chg. %
Net Income	9.5	140.8	(93.)%
(-) Equity Pick-up	(153.1)	(221.8)	-25.9%
(+) Minority Shareholders	16.2	148.4	-88.2%
(+) Income Taxes	(79.7)	59.6	n/a
(+) Net Financial Expense (Revenue)	258.4	122.5	n/a
(+) Depreciation and Amortization	165.3	160.4	3.%
EBITDA (before ICVM 527)	216.6	409.8	-47.2%
(+) Equity Pick-up	153.1	221.8	-25.9%
EBITDA (after ICVM 527)	369.7	631.6	-40.0%

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

Below we present 1Q15 results by business segment as previously detailed. All information reflect 100% of their financial performance, regardless of Cosan Limited’s interest.

For reconciliation purposes of the consolidated EBITDA, the Adjustments and Eliminations column refers to the elimination of net profits of the business controlled by Cosan for consolidation purposes.

Results by Business Unit 1Q15	Cosan Energia Pro forma	Cosan Logística	CZZ (Controladora)	Adjustments and Eliminations	CZZ Pro forma
Net Revenue	9,946.1	205.6	-	-	10,151.7
Cost of Goods and Services	(8,825.3)	(146.3)	-	-	(8,971.6)
Gross Profit	1,120.8	59.3	-	(0.0)	1,180.1
Gross Margin(%)	11.3%	28.8%	n/a	-%	11.6%
Selling Expenses	(451.8)	-	-	-	(451.8)
General and Administrative Expenses	(261.3)	(24.4)	(14.6)	-	(300.3)
Other Operating Revenues (Expenses)	(48.9)	(0.5)	-	-	(49.3)
Equity Pick-up	(4.4)	0.0	(22.6)	22.6	(4.4)
Depreciation and Amortization	522.1	26.7	-	-	548.7
EBITDA	876.5	61.1	(37.1)	22.6	923.0
EBITDA Margin (%)	8.8%	29.7%	n/a	-%	9.1%
Financial income	(418.6)	(10.3)	(7.5)	-	(436.4)
Financial expense	179.8	5.7	0.0	-	185.4
Foreign exchange gain (losses), net	(957.7)	(56.2)	32.9	-	(980.9)
Derivatives	799.1	40.5	21.2	-	860.8
Income taxes expenses	33.4	(4.8)	-	-	28.6
Non-controlling interests	(34.1)	(1.6)	-	13.5	(22.2)
Profit (loss) for the period	(43.7)	7.6	9.5	36.1	9.5

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

B.	Results

B.1 Cosan S/A – Pro forma

We present below the main highlights of Cosan S/A’s results, the Company's business unit responsible for the operations of Raízen Fuels, Raizen Energia, Comgás, Lubricants, Radar and Other Businesses.

For complete information on Cosan S/A results, its Earning Release is available at ri.cosan.com.br.

COSAN S/A PRO FORMA	1Q15	1Q14
	(Jan-Mar)	(Jan-Mar)
Net Revenue	9,946.1	9,385.5
Cost of Goods and Services	(8,825.3)	(8,252.4)
Gross Profit	1,120.8	1,133.1
Gross Margin(%)	11.3%	12.1%
Selling Expenses	(451.8)	(430.0)
General and Administrative Expenses	(261.3)	(247.9)
Other Operating Revenues (Expenses)	(48.9)	41.5
Equity Pick-up	(4.4)	(18.6)
Depreciation and Amortization	522.1	452.9
EBITDA	876.5	931.0
EBITDA Margin (%)	8.8%	9.9%
Financial income	(418.6)	(246.9)
Financial expense	179.8	77.3
Foreign exchange gain (losses), net	(957.7)	133.6
Derivatives	799.1	(41.5)
Income taxes expenses	33.4	(141.4)
Non-controlling interests	(34.1)	(7.4)
Results of discontinued operations	-	(1.6)
Profit (loss) for the period	(43.7)	253.5

Raízen Combustíveis
For comparison purposes, the following information presented consider 100% of Raízen Combustíveis operations, even though Cosan S/A holds 50% share in the segment.

Raízen Combustíveis closed 1T15 with growth of 3,3% of total volume sold, with a highlight to 28.1% ethanol volume growth. Net revenue for the quarter was 8.1% higher driven by higher volumes sold and growth of average prices, primarily by variations in petrol and diesel prices by Petrobras. EBITDA was R$ 590 million, a 13,1% growth compared to 1T15.

Raízen Combustíveis ended 1T15 with 5,427 Shell service stations and 951 convenience stores in its network.

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

Raízen Energia
For comparison purposes, the following information consider 100% of Raízen Energia operations, even though Cosan S/A holds 50% share in the segment. Additionally, it is worth mentioning that the analysis of Raizen Energia information should consider the crop year that began in April 2014 and will end in March 2015.

Raizen Energia ended the harvest season 2014/15 with a crushing volume of 57.1 million tons, 7.1% reduction versus harvest season 2013/14. The main factor for the reduction of the volume crushed was the dry climate throughout the year, which hampered the process of planting and growth of sugarcane, reducing agricultural productivity

The volume of sugar in the harvest season 2014/15 was down 1.1% while the ethanol volume grew 4.3%. The volume of energy sold was 1.0% higher reaching 2,202,000 MWh. Raízen Energia’s total net revenue in harvest season 2014/15 was R$9.7 billion, 18.2% higher compared to the same period last year. EBITDA was R$2.5 billion, up 4.0%, with an EBITDA margin of 26.0%. EBITDA adjusted by the effects of biological assets was R$2.6 million.

Comgás

Comgás’ volume sold was down 0.8% compared to 1Q14, with 1.3 million m³ sold in 1Q15. This reduction is due to the lower industrial activity which limited the volume expansion in the period. Comgás’ net revenue was R$1.5 billion in 1Q15, 1.1% higher than 1Q14. EBITDA normalized by the regulatory current account was R$299 million, 5.8% higher compared to the 1Q14, with an EBITDA margin of 19.5%.

Lubrificantes
Net revenue from the sale of lubricants, base oil resale and other goods and services increased 3.1% in 1Q15, reaching R$379.8 million. This result is due to higher average unit price of 5.7%. EBITDA was R$23.4 million in the quarter, with a margin of 6.2%.

Radar

Radar ended 1Q15 with 263,300 hectares of land under its management, with a market value of R$5.0 billion. Net income in the quarter was R$21.6 million, increased by the leasing of properties during 1Q15. In 1Q15, EBITDA was R$27.2 million, lower compared to 1Q14 due to the lower sale of properties in the quarter.

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

B.2 Cosan Logística

COSAN LOGÍSTICA	1Q15	1Q14
	(Jan-Mar)	(Jan-Mar)
Net Revenue	205.6	207.9
Cost of Goods and Services	(146.3)	(123.5)
Gross Profit	59.3	84.4
Gross Margin(%)	28.8%	40.6%
General and Administrative Expenses	(24.4)	(20.0)
Other Operating Revenues (Expenses)	(0.5)	25.3
Depreciation and Amortization	26.7	21.7
EBITDA	61.1	111.4
EBITDA Margin (%)	29.7%	53.6%
Financial income	(10.3)	(8.5)
Financial expense	5.7	12.2
Foreign exchange gain (losses), net	(56.2)	0.1
Derivatives	40.5	-
Income taxes expenses	(4.8)	(25.2)
Non-controlling interests	(1.6)	(12.3)
Profit (loss) for the period	7.6	56.1

Rumo

Rumo reported a volume of 2.5 million tons of sugar loaded at the port of Santos. Net revenue for the quarter was R$205.6 million, down 1.1% versus 1Q14. This reduction was due to the lower volumes transported and elevated. EBITDA was R$ 61.5 million in 1T15, with an EBITDA margin of 29.9%.

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

C.	Other Items in the Consolidated Result

Financial Result

Financial Results	1Q15	1Q14
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)	Var. %
Gross Debt Charges	(155.5)	(185.0)	-16.0%
Income from Cash Investments	48.9	30.2	61.8%
(=) Subtotal: Net Debt Interests	(106.6)	(154.8)	-31.1%
Other Charges and Monetary Variation	(94.0)	30.3	n/a
Exchange Rate Variation	(591.8)	75.7	n/a
Gains (losses) with Derivatives	555.2	(61.1)	n/a
Banking Expenses, Fees and Other	(21.2)	(12.6)	68.5%
(=) Financial, Net	(258.4)	(122.5)	n/a

The financial result in the 1Q15 reported a net financial expense of R$ 258.4 million, compared to a net expense of R$ 122.5 million recorded in the 1Q14, impacted by (i) the net effect of exchange rate and derivatives and (ii) positive effect on the 1Q14 provision reversal for contingencies due to the success in a tax legal demand.

Net Income

Net Income	1Q15	1Q14
Amounts in R$ MM	(Jan-Mar)	(Jan-Mar)
Net Income	9.5	140.8

Cosan Limited had net income of R$ 9.5 million in 1Q15, lower than profit in 1Q14, which was R$ 140.8 million.

The main impacts to the change in net income for the period were (i) the negative impact of the current account in Comgás, (ii) other expenses related to fees and compensation arising from the merger of Rumo and ALL and (iii) exchange rate effect (Cosan and Raízen).

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

D.	Loans and Financing

At the end of 1Q15, Cosan Limited's consolidated gross debt (excluding PESA) reached R$ 15.7 billion to R$ 15.5 billion, up 1.6% compared to 4Q14.

Cosan Limited pro forma consolidated

Cash and cash equivalents totaled R$ 4.3 billion at the end of 1Q15 compared to R$ 3.2 billion in 4Q14, mainly by reducing working capital in Raízen due to the end of the harvest.

Debt per Business Units (Amount in R$ MM)
	1Q15	4Q14
COSAN S/A PRO FORMA	(Jan-Mar)	(Oct-Dec)	Chg. %
Raízen (50%)	5,060.8	5,583.9	-9.4%
Comgás	2,884.1	2,803.3	2.9%
Lubrificantes	354.4	253.3	39.9%
Other business	4,017.0	3,794.1	5.9%
Total Debt Pro forma	12,316.4	12,434.6	-1.0%
Cash and Cash Equivalents and Securities	(4,034.9)	(3,098.6)	30.2%
Pro forma Net Debt	8,281.5	9,335.9	-11.3%
Preferred shareholders payable in subsidiaries	1,988.6	1,926.9	3.2%
Pro forma Net Debt (w/ preferred shareholders payable in subsidiaries)	10,270.0	11,262.8	-8.8%
Pro forma Leverage (Net debt / EBITDA LTM)	2.8	3.0	-7.4%
COSAN LOGÍSTICA
Rumo	1,079.3	784.7	37.5%
Total Debt	1,079.3	784.7	37.5%
Cash and Cash Equivalents and Securities	(251.1)	(86.5)	190.3%
Net Debt	828.2	698.2	18.6%
Leverage (Net debt / EBITDA LTM)	3.0	11.4	-73.4%
COSAN LIMITED
Cosan Limited	320.8	310.1	3.5%
Cosan S/A Pro forma	14,305.0	14,361.4	-0.4%
Cosan Logística	1,079.3	784.7	37.5%
Pro forma Debt (w/ preferred shareholders payable in subsidiaries)	15,705.0	15,456.3	1.6%
Cash and Cash Equivalents and Securities	(4,295.7)	(3,207.8)	33.9%
Pro forma Net Debt (w/ preferred shareholders payable in subsidiaries)	11,409.3	12,248.6	-6.9%
Pro forma Leverage (Net debt / EBITDA LTM)	2.9	3.0	-4.5%

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

E.	Stock Performance

The ordinary shares of Cosan S.A. are listed on BM&FBovespa since 2005, year of his public offering “IPO” in the “New Market” segment, under the ticker symbol CSAN3, composing Ibovespa portfolio, IBrX, IBrX-50, IBrA, MLCX, ICO2, INDX, ICON, IVBX-2, IGC, IGCT and ITAG.

The shares issued by Cosan Limited have been listed on NYSE – New York Stock Exchange, since its IPO in 2007, under the ticker symbol CZZ.  The company has also issued share deposit certificates (Brazilian Depositary Receipts – BDR) on the BM&FBovespa under the symbol CZLT33.

The tables and graphs below represent the performance of shares issued by the companies:

1Q15 Summary	CSAN3		RLOG3		CZLT33		CZZ
Stock Type	Common Share		Common Share		BDR		Class A
Listed in	BM&FBovespa		BM&FBovespa		BM&FBovespa		NYSE
Closing Price in 03/31/2015		$27.89		$2.67		$20.30	USD	6.33
Higher Price		$29.11		$3.33		$22.33	USD	10.24
Average Price		$26.65		$2.71		$20.31	USD	7.27
Lower Price		$23.44		$2.11		$17.45	USD	6.22
Average Daily Traded Volume	R$	41.2 millions	R$	1.4 millions	R$	5.3 million	USD	10.6 million

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

Disclaimer

This document contains forward-looking statements and estimates. These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results. All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in such forward-looking statements and estimates.

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

E.	Financial Statements

E.1 Cosan Energia

Cosan Consolidated	1Q15	1Q14
Income statement for the period	03/31/2015	03/31/2014
Net operating revenue	1,935,513	1,949,252
Gross Profit	490,522	551,988
Sales, general and administrative expenses	(360,204)	(331,739)
Other operating income (expenses), net	(98,864)	(39,493)
Financial revenue	64,109	35,504
Financial expenses	(273,813)	(172,661)
Foreign exchange variation	(568,545)	77,748
Derivative	493,536	(50,622)
Equity pick up	153,137	221,802
Income and social contribution taxes	84,524	(34,319)
Equity attributable to non-controlling interests	(51,233)	(52,048)
Net Income from discontinued operations	23,147	49,962
Net Income (loss)	(43,683)	256,122

Cosan Consolidated	1Q15	4Q14
Balance sheet	03/31/2015	12/31/2014
Cash and cash equivalents	1,861,592	1,540,192
Securities	159,200	149,735
Accounts receivable	785,840	822,424
Inventories	317,790	347,903
Other current assets	612,665	548,134
Investments	8,642,451	8,535,180
Investment property	2,649,976	2,641,978
Property, plant and equipment	370,970	351,435
Intangible	9,417,620	9,426,120
Other non-current assets	3,589,675	2,740,611
Total Assets	28,407,779	27,103,713

Loans and financing	(8,384,823)	(7,397,602)
Suppliers	(1,192,167)	(971,170)
Salaries payable	(62,518)	(101,115)
Other current liabilities	(346,460)	(616,590)
Other non-current liabilities	(5,984,306)	(5,567,961)
Net Equity	(12,437,504)	(12,449,276)
Total Liabilities	(28,407,779)	(27,103,713)

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

E.2 Cosan Logística

Cosan Logística	1Q15	1Q14
Income statement for the period	03/31/2015	03/31/2014
Net operating revenue	205,611	207,934
Gross profit	59,261	84,403
Sales, general and administrative expenses	(24,370)	(19,974)
Other operating income (expenses), net	(460)	25,291
Financial revenue	5,653	12,227
Financial expenses	(10,323)	(8,487)
Foreign exchange variation	(56,217)	113
Equity pick up	40,489	-
Income and social contribution taxes	(4,832)	(25,243)
Equity attributable to non-controlling interests	(1,647)	(12,270)
Net Income (loss)	7,553	56,061

Cosan Logística	1Q15	4Q14
Balance sheet	03/31/2015	12/31/2014
Cash and cash equivalents	251.102	86.487
Accounts receivable	22.776	42.685
Inventories	6.911	5.817
Other current assets	22.119	24.175
Accounts receivable – non-current	509.695	446.693
Property, plant and equipment	1.139.393	1.084.455
Intangible	848.892	860.253
Other non-current assets	75.237	34.295
Total Assets	2.876.125	2.584.860

Loans and financing	(1.119.755)	(784.709)
Suppliers	(181.753)	(141.289)
Salaries payable	(14.578)	(19.302)
Other current liabilities	(70.754)	(89.460)
Other non-current liabilities	(226.648)	(221.851)
Net Equity	(1.262.637)	(1.328.250)
Total Liabilities	(2.876.125)	(2.584.860)

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

E.4 Cosan Limited

Cosan Limited	1Q15	1Q14
Income statement for the period	03/31/2015	03/31/2014
Net Operating Revenue	2,141,124	2,157,186
Gross Profit	549,784	636,392
Sales, general and administrative expenses	(399,138)	(354,196)
Other operating income (expenses), net	(99,324)	(32,792)
Financial revenue	69,791	48,352
Financial expenses	(291,612)	(185,465)
Foreign exchange variation	(591,834)	75,737
Derivative	555,232	(61,082)
Equity pick up	153,137	221,802
Income and Social Contribution Taxes	79,692	(59,562)
Equity attributable to non-controlling interests	(16,188)	(148,380)
Net Income (loss)	9,539	140,806

Cosan Limited	1Q15	4Q14
Balance sheet	03/31/2015	12/31/2014
Cash and cash equivalents	2,122,385	1,649,340
Securities	159,200	149,735
Accounts receivable	808,616	865,109
Inventories	324,701	353,720
Other current assets	640,719	547,203
Investments	8,642,451	8,535,180
Investment property	2,649,976	2,641,978
Property, plant and equipment	1,510,363	1,435,890
Intangible	10,266,512	10,286,373
Other non-current assets	4,174,614	3,231,820
Total Assets	31,299,536	29,696,349

Loans and financing	(9,860,254)	(8,502,640)
Suppliers	(1,373,919)	(1,112,459)
Salaries payable	(77,096)	(120,416)
Other current liabilities	(393,320)	(681,716)
Other non-current liabilities	(6,210,956)	(5,789,813)
Net Equity	(13,383,990)	(13,489,304)
Total Liabilities	(31,299,536)	(29,696,349)

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Cosan Limited - Press Release
1st quarter of the Fiscal Year 2015

E.5 Consolidated, including Raízen

Cosan Limited Pro forma	1Q15	1Q14
Income Statement for the period	03/31/2015	03/31/2014
Net Operating Revenue	10,151,731	9,593,449
Gross Profit	1,180,101	1,217,476
Sales, general and administrative expenses	(752,102)	(700,277)
Other operating income (expenses), net	(49,311)	48,173
Financial revenue	185,439	90,141
Financial expenses	(436,374)	(259,686)
Foreign exchange variation	(980,950)	131,570
Derivative	860,786	(51,939)
Equity pick up	(4,430)	(16,001)
Income and Social Contribution Taxes	28,580	(166,616)
Equity attributable to non-controlling interests	(22,199)	(152,034)
Net Income (loss)	9,539	140,806

Cosan Limited Pro forma	1Q15	4Q14
Balance Sheet	03/31/2015	12/31/2014
Cash and cash equivalents	4,136,500	3,058,050
Securities	159,200	149,735
Accounts receivable	1,611,203	2,007,869
Inventories	1,043,184	2,076,059
Other current assets	1,562,625	1,246,120
Investments	361,224	338,800
Investment property	2,649,976	2,641,978
Biological assets	979,929	914,152
Property, plant and equipment	7,965,103	7,584,036
Intangible	14,067,563	14,064,484
Other non-current assets	5,680,860	4,825,855
Total Assets	40,217,368	38,907,140

Loans and Financing	(15,797,617)	(14,470,323)
Suppliers	(2,039,386)	(1,695,764)
Salaries Payable	(289,433)	(279,925)
Other current liabilities	(940,310)	(1,369,293)
Other non-current liabilities	(7,674,950)	(7,531,602)
Net Equity	(13,475,672)	(13,560,232)
Total Liabilities	(40,217,368)	(38,907,140)

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Item 2

Cosan Limited

Consolidated interim financial statements at
March 31, 2015 and independent
auditors’ review report

Cosan Limited

Consolidated interim financial statements

March 31, 2015

Contents

Independent auditors’ report on review of interim financial statements	3

Consolidated statement of financial position	5

Consolidated statement of profit or loss and other comprehensive (loss) income	7

Statement of changes in shareholders’ equity	9

Consolidated statement of cash flows	11

Notes to the consolidated interim financial statements	13

Independent Auditor Report on review of Consolidated Interim Financial Statements

To the Board of Directors and Shareholders
Cosan Limited

Introduction
We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“The Company”), comprised in the Quarterly Information Form - ITR for the quarter ended March 31, 2015, comprising the statement of financial position as of March 31, 2015 and the respective statements of profit and loss and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the three months period then ended, including the footnotes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the regulations of the Brazilian Securities Commission – CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on these consolidated interim financial information based on our review.

Review scope
We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the regulations of the Brazilian Securities Commission – CVM.

Other Matter

Corresponding values
The consolidated financial information for the year ended December 31, 2014 and the consolidated interim financial information for the three months period ended on March 31, 2014, presented for comparative purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified audit report on March 18, 2015 and an unqualified review report on May 13, 2014, respectively.

São Paulo, April 29, 2015.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes
CRC 2SP014428/O-6

Carlos Augusto Pires
Contador CRC 1SP184830/O-7

Cosan Limited

Consolidated statement of financial position
(In thousands of Brazilian Reais - R$)

	Note	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	4	2,122,385	1,649,340
Investment securities		159,200	149,735
Trade receivables	5	808,616	865,109
Derivative financial instruments	23	197,415	30,069
Inventories		324,701	353,720
Receivables from related parties	7	39,484	38,357
Income tax receivable		92,276	94,100
Other current tax receivable		96,766	78,818
Other financial assets	6	71,730	69,683
Dividends receivable		47,351	36,130
Assets held for sale	10	29,673	25,089
Other current assets		66,025	174,957

Total current assets		4,055,622	3,565,107

Trade receivables	5	542,155	480,992
Deferred tax assets	16	255,182	214,164
Receivables from related parties	7	194,484	212,527
Income tax receivable		8,778	8,778
Taxes recoverable		16,410	17,299
Judicial deposits	17	423,171	418,385
Other financial assets	6	378,072	370,497
Derivative financial instruments	23	1,597,834	860,509
Other non-current assets		758,527	648,669
Investment in associates	8	135,692	130,677
Investment in joint ventures	9	8,506,759	8,404,503
Investment property	10	2,649,976	2,641,978
Property, plant and equipment	11	1,510,363	1,435,890
Intangible assets and goodwill	12	10,266,512	10,286,373

Total non-current assets		27,243,915	26,131,241

Total assets		31,299,537	29,696,348

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of financial position
(In thousands of Brazilian Reais - R$)

	Note	March 31, 2015	December 31, 2014
Liabilities
Loans and borrowings	13	1,297,455	1,056,353
Derivative financial instruments	23	38,726	13,803
Trade payables	14	1,373,919	1,112,459
Employee benefits payable		77,096	120,416
Income tax payable		21,063	30,905
Other taxes payable	15	121,864	307,741
Dividends payable		33,354	33,354
Payables to related parties	7	96,577	137,441
Other current liabilities		81,735	158,471

Total current liabilities		3,141,789	2,970,943

Loans and borrowings	13	8,562,798	7,446,287
Derivative financial instruments	23	553,313	319,632
Other taxes payable	15	507,565	334,565
Provision for legal proceedings	17	675,710	657,779
Pension and post-employment benefits	25	307,083	301,850
Deferred tax liabilities	16	1,696,108	1,739,274
Preferred shareholders payable in subsidiaries	18	1,988,596	1,926,888
Other non-current liabilities		482,582	509,823

Total non-current liabilities		14,773,755	13,236,098

Total liabilities		17,915,544	16,207,041

Shareholders' equity	19
Share capital		5,328	5,328
Additional paid in capital		3,888,940	3,887,109
Other comprehensive loss		(225,616)	(165,618)
Retained earnings		2,127,278	2,117,739

Equity attributable to owners of the parent		5,795,930	5,844,558
Non-controlling interests	8	7,588,063	7,644,749

Total shareholders' equity		13,383,993	13,489,307

Total shareholders' equity and liabilities		31,299,537	29,696,348

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the quarter ended March 31, 2015 and 2014
(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2015	March 31, 2014
Net sales		2,141,124	2,157,186
Cost of sales		(1,591,340)	(1,520,794)

Gross profit		549,784	636,392

Selling expenses		(219,326)	(206,618)
General and administrative expenses		(179,812)	(147,577)
Other expense, net	22	(99,324)	(32,792)

Operating expense		(498,462)	(386,987)

Income before financial results, equity in earnings of investees and income taxes		51,322	249,405

Equity in earnings of investees
Equity in earnings of associates	8	(4,635)	(1,189)
Equity in earnings of joint ventures	9	157,772	222,990
		153,137	221,801
Financial results	21
Finance expense		(291,612)	(185,465)
Finance income		69,791	48,352
Foreign exchange (losses) gains, net		(591,834)	75,737
Derivatives		555,232	(61,082)
		(258,423)	(122,458)

(Loss) profit before taxes		(53,964)	348,748

Income tax (expense) benefit	16
Current		(4,838)	(30,539)
Deferred		84,529	(29,023)
		79,691	(59,562)

Profit for the period		25,727	289,186

Other comprehensive income	19
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plan		-	(359)
Taxes on items that will not be reclassified to profit or loss		-	122
		-	(237)

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the quarter ended March 31, 2015 and 2014
(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2015		March 31, 2014
Items that may be reclassified to profit or loss:
Foreign currency translation effect			(80,686)		(3,523)
Gain (loss) on cash flow hedge in joint ventures and subsidiary			20,735		(49,109)
Changes in fair value of available for sale securities			1,486		914
Taxes on items that may be reclassified to profit or loss			(505)		(311)
			(58,970)		(52,029)

Total other comprehensive loss, net of tax			(58,970)		(52,266)

Total comprehensive (loss) income			(33,243)		236,920

Net income attributable to:
Owners of the Parent			9,539		140,806
Non-controlling interests			16,188		148,380

Total comprehensive (loss) income attributable to:
Owners of the Parent			(50,459)		110,826
Non-controlling interests			17,216		126,094

Basic earnings per share	20	R$	0.04	R$	0.53
Diluted earnings per share (as revised - Note 20)		R$	(0.02)	R$	0.47

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the quarter ended March 31, 2015 and 2014
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	(loss) income	earnings	of the parent	interests	equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307

Profit for the period	-	-	-	9,539	9,539	16,188	25,727

Other comprehensive income
Foreign currency translation effects	-	-	(72,952)	-	(72,952)	(7,734)	(80,686)
Gain on cash flow hedge in
joint ventures and subsidiary	-	-	12,962	-	12,962	7,773	20,735
Changes in fair value of
available for sale Securities	-	-	(8)	-	(8)	989	981

Total comprehensive income for the period	-	-	(59,998)	9,539	(50,459)	17,216	(33,243)

Contributions by and distributions to
owners of the Parent
Share based compensation	-	1,831	-	-	1,831	1,098	2,929
Dividends	-	-	-	-	-	(75,000)	(75,000)

Total contributions by and distributions to
owners of the Parent	-	1,831	-	-	1,831	(73,902)	(72,071)

At March 31, 2015	5,328	3,888,940	(225,616)	2,127,278	5,795,930	7,588,063	13,383,993

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the quarter ended March 31, 2015 and 2014
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	(loss) income	earnings	of the parent	interests	equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Profit for the period	-	-	-	140,806	140,806	148,380	289,186

Other comprehensive income
Foreign currency translation effects	-	-	534	-	534	(4,057)	(3,523)
Loss on cash flow hedge in
joint ventures and subsidiary	-	-	(30,596)	-	(30,596)	(18,513)	(49,109)
Actuarial loss on defined benefit plan	-	-	(96)	-	(96)	(141)	(237)
Changes in fair value of
available for sale Securities	-	-	178	-	178	425	603

Total comprehensive income for the period	-	-	(29,980)	140,806	110,826	126,094	236,920

Contributions by and distributions to
owners of the Parent
Share options exercised	-	2,861	-	-	2,861	1,731	4,592
Share based compensation	-	1,597	-	-	1,597	966	2,563
Dividends	-	-	-	-	-	(57,187)	(57,187)

Total contributions by and distributions to
owners of the Parent	-	4,458	-	-	4,458	(54,490)	(50,032)

At March 31, 2014	5,328	3,833,316	(114,867)	2,277,781	6,001,558	7,505,094	13,506,652

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of cash flows
For the quarter ended March 31, 2015 and 2014
(In thousands of Brazilian Reais - R$)

	Note	March 31, 2015	March 31, 2014
Cash flows from operating activities
(Loss) profit before taxes		(53,964)	348,748
Adjustments for:
Depreciation and amortization	11 / 12	165,391	160,378
Equity in earnings of associates	8	4,635	1,189
Equity in earnings of joint ventures	9	(157,772)	(222,990)
Loss on disposal of assets		1,281	2,052
Share-based compensation expense		2,929	2,563
Change in fair value of investment property	10 / 22	(14,320)	22,920
Provisions for legal proceedings	22	9,200	18,491
Indexation charges, interest and
exchange gains/losses, net		331,986	149,321
Other		20,131	17,965
		309,497	500,637
Changes in:
Trade receivables		(8,280)	(58,421)
Securities		(1,362)	(29,050)
Inventories		33,468	41,623
Recoverable taxes		(34,796)	666
Related parties		(46,693)	(52,651)
Advances to suppliers		1,147	-
Trade payables		213,518	(83,936)
Employee benefits		(54,012)	(44,683)
Provisions for legal proceedings		(312)	(6,595)
Income and other taxes		(990)	(57,758)
Other assets and liabilities, net		(110,753)	34,630
		(9,065)	(256,175)

Net cash generated by operating activities		300,432	244,462

Cash flows from investing activities
Capital contribution in associates		(22,555)	(6,944)
Dividends received from joint ventures		93,925	197,000
Acquisition of property, plant and
equipment and intangible assets	11 / 12	(181,685)	(192,169)
Proceeds from sale of property, plant
and equipment, intangibles and investments		-	100

Net cash used in investing activities		(110,315)	(2,013)

Cosan Limited

Consolidated statement of cash flows
For the quarter ended March 31, 2015 and 2014
(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings raised	705,479	191,150
Payment of principal and
interest on loans and borrowings	(694,726)	(733,829)
Interest paid	167,633	316,961
Derivative financial instruments	178,832	(30,997)
Dividends paid	(75,000)	-
Proceeds from exercise of share options	-	4,592

Net cash generated by
(used in) financing activities	282,218	(252,123)

Increase (decrease) in cash and cash equivalents	472,335	(9,674)

Cash and cash equivalents at beginning of period	1,649,340	1,509,565
Effects of exchange rate changes on cash held	710	5,436

Cash and cash equivalents at ended of period	2,122,385	1,505,327

Supplemental cash flow information
Income taxes paid	(24,082)	27,874

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”), Cosan Logística S.A. (“Cosan Log”) through a 62.51 % interest. Cosan, Cosan S.A., Cosan Log and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”), which has been consolidated since November 2012; (ii) Logistics services including transportation, port loading and storage of sugar, through its indirect subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iii) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures ("JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On October 1, 2014 at the Extraordinary General Meeting (EGM), the Cosan S.A. shareholders’ approved the partial spin-off (the “Partial Spin-off”) of Cosan S.A. and merger of the spun-off portion into Cosan Log, composed of Cosan’s logistics operations. The Partial Spin-off seeks to segregate the Company’s activities in order to allow each business segment to focus on its sector, establishing suitable capital structures for each company. It also seeks to provide the market with greater transparency on each company’s performance, which will allow a better evaluation from shareholders and investors of the individual businesses permitting that resources be allocated in accordance with the shareholder’s interests and investment strategy. This partial spin-off that didn’t carry changes to the consolidated financial statements of Cosan Limited.

2	Basis of preparation

2.1	Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and in accordance with the regulations issued by the Brazilian Securities Commission - CVM applicable to the preparation of the Quarterly Information - ITR. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

These consolidated interim financial statements were authorized for issue by the Board of Directors on April 29, 2015.

2.2	Basis of consolidation

The consolidated interim financial statements include the accounts of Cosan and its subsidiaries as are listed below:

	Ownership percentage
	March 31, 2015	December 31, 2014
Directly owned subsidiaries
Cosan Logística S.A.	62.51	62.51
Cosan S.A. Indústria e Comércio	62.51	62.51

Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A.	65.00	65.00
Bioinvestments Negócios e Participações S.A.	65.00	65.00
Comma Oil Chemicals Limited	100.00	100.00
Companhia de Gás de São Paulo - COMGÁS	60.69	60.69
Cosan Biomassa S.A.	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Global Limited	100.00	100.00
Cosan Investimentos e Participações S.A.	100.00	100.00
Cosan Lubes Investments Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
Cosan Luxembourg S.A.	100.00	100.00
Cosan Overseas Limited	100.00	100.00
Cosan Paraguay S.A.	100.00	100.00
Cosan US, Inc.	100.00	100.00
Nova Agrícola Ponte Alta S.A.	29.50	29.50
Nova Amaralina S.A. Propriedades Agrícolas	29.50	29.50
Nova Santa Barbara Agrícola S.A.	29.50	29.50
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Proud Participações S.A.	65.00	65.00
Radar II Propriedades Agrícolas S.A.	65.00	65.00
Radar Propriedades Agrícolas S.A.	29.50	29.50
Terras da Ponte Alta S.A.	29.50	29.50
Vale da Ponte Alta S.A.	65.00	65.00

Interest of Cosan Log in its subsidiaries
Logispot Armazéns Gerais S.A.	38.25	38.25
Rumo Logística Operadora Multimodal S.A.	75.00	75.00

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.3	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following:

•
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board;

•
IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The Company is currently assessing the potential impacts of adopting IFRS 15.

There are no other Standards or Interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.4	Correction of an error

During 2014, the Company identified an immaterial mathematical error in the calculation of diluted earnings per share impacting the quarter ended March 31, 2014. The error consisted of a mathematical inaccurate calculation on the monetary effect of dilution on the profit attributable to shareholders of the parent.

The diluted earnings per share from continuing operations for the quarter ended March 31, 2014 was originally presented, in error, as R$ 0.41. The amount has being revised on the face of statement of profit or loss and other comprehensive and in the Note 20 as R$0.47.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Operating segments

Segment information

The following segment information is used by Cosan's senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Operating segments

I.
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell and Esso throughout Brazil;

III.
COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

IV.	Cosan Log: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

V.	Radar: management, buying, selling and leasing of agricultural;

VI.
Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; Upon adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the Lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information has been adjusted retroactively; and

VII.	Other business: other investments, in addition to the corporate activities of the Company.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint-ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information.  A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of profit or loss:
Net sales	3,080,040	14,061,510	1,534,064	21,606	379,843	205,611	-	(17,141,550)	-	2,141,124	1,935,513	205,611
Domestic market	1,166,359	14,061,510	1,534,064	21,606	305,666	176,847	-	(15,227,869)	-	2,038,183	1,861,336	176,847
External market	1,913,681	-	-	-	74,177	28,764	-	(1,913,681)	-	102,941	74,177	28,764
Gross profit	459,213	801,421	379,387	19,867	91,268	59,262	-	(1,260,634)	-	549,784	490,522	59,262
Selling expenses	(149,073)	(315,933)	(154,521)	-	(64,805)	-	-	465,006	-	(219,326)	(219,326)	-
General and administrative expenses	(140,651)	(100,271)	(86,596)	(7,207)	(16,147)	(24,370)	(45,492)	240,922	-	(179,812)	(140,878)	(24,370)
Other income (expense), net	39,099	60,926	(2,080)	14,324	160	(460)	(111,268)	(100,025)	-	(99,324)	(98,864)	(460)
Financial results	(238,303)	12,953	(73,957)	1,692	3,768	(20,398)	(169,528)	225,350	-	(258,423)	(284,713)	(20,398)
Financial expense	(204,842)	(38,955)	(103,891)	(354)	(8,446)	(10,323)	(172,421)	243,797	3,823	(291,612)	(273,813)	(10,323)
Financial income	147,793	37,777	37,314	2,070	328	5,652	28,250	(185,570)	(3,823)	69,791	64,109	5,652
Foreign exchange losses, net	(605,426)	(172,806)	(242,512)	(24)	2,614	(56,217)	(295,695)	778,232	-	(591,834)	(568,545)	(56,217)
Derivatives	424,172	186,937	235,132	-	9,272	40,490	270,338	(611,109)	-	555,232	493,536	40,490
Equity in earnings of associates	(5,990)	4,048	-	-	(4,960)	-	8,960	1,942	(8,635)	(4,635)	(4,635)	-
Equity in earnings of joint ventures	-	-	-	-	-	-	157,772	-	-	157,772	157,772	-
Income tax expense benefit	42,751	(144,976)	(31,841)	(3,344)	(5,704)	(4,833)	125,413	102,225	-	79,691	84,524	(4,833)

Profit (loss) for the period	7,046	318,168	30,392	25,332	3,580	9,201	(34,143)	(325,214)	(8,635)	25,727	(15,598)	9,201

Other selected data:
Depreciation and amortization	627,614	139,333	119,451	245	17,928	26,653	974	(766,947)	-	165,251	138,598	26,653
EBITDA	830,212	589,524	255,641	27,229	23,444	61,085	10,946	(1,419,736)	(8,635)	369,710	323,189	61,085
Additions to PP&E, intangible
and biological assets (cash)	828,526	239,699	123,566	668	8,300	30,989	18,162	(1,068,225)	-	181,685	150,696	30,989

Reconciliation of EBITDA:
Profit (loss) for the period	7,046	318,168	30,392	25,332	3,580	9,201	(34,143)	(325,214)	(8,635)	25,727	(15,598)	9,201
Income tax and social contribution	(42,751)	144,976	31,841	3,344	5,704	4,833	(125,413)	(102,225)	-	(79,691)	(84,524)	4,833
Financial result, net	238,303	(12,953)	73,957	(1,692)	(3,768)	20,398	169,528	(225,350)	-	258,423	284,713	20,398
Depreciation and amortization	627,614	139,333	119,451	245	17,928	26,653	974	(766,947)	-	165,251	138,598	26,653

EBITDA	830,212	589,524	255,641	27,229	23,444	61,085	10,946	(1,419,736)	(8,635)	369,710	323,189	61,085

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Rumo	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of profit or loss:
Net sales	2,604,831	13,010,956	1,517,379	63,552	368,269	207,934	52	(15,615,787)	-	2,157,186	1,949,252	207,934
Domestic market	992,920	13,010,956	1,517,379	63,552	294,185	178,930	52	(14,003,876)	-	2,054,098	1,875,168	178,930
External market	1,611,911	-	-	-	74,084	29,004	-	(1,611,911)	-	103,088	74,084	29,004
Gross profit	491,873	670,295	448,410	25,244	78,273	84,403	62	(1,162,168)	-	636,392	551,989	84,403
Selling expenses	(163,199)	(283,468)	(150,332)	-	(56,286)	-	-	446,667	-	(206,618)	(206,618)	-
General and administrative expenses	(140,359)	(105,135)	(67,130)	(8,350)	(17,370)	(19,974)	(34,753)	245,494	-	(147,577)	(125,120)	(19,974)
Other income (expense), net	60,169	101,760	(7,112)	(23,045)	408	6,702	(9,745)	(161,929)	-	(32,792)	(39,494)	25,291
Financial results	64,426	661	(56,549)	3,145	25,266	3,853	(98,173)	(65,087)	-	(122,458)	(110,031)	3,853
Financial expense	(128,398)	(20,044)	(71,389)	(268)	42,683	(8,487)	(151,120)	148,442	3,116	(185,465)	(172,660)	(8,487)
Financial income	65,911	17,667	15,459	3,413	(207)	12,227	20,576	(83,578)	(3,116)	48,352	35,503	12,227
Foreign exchange losses, net	78,784	32,882	35,266	-	(9,989)	113	50,347	(111,666)	-	75,737	77,749	113
Derivatives	48,129	(29,844)	(35,885)	-	(7,221)	-	(17,976)	(18,285)	-	(61,082)	(50,623)	-
Equity in earnings of associates	(10,363)	5,254	-	-	(1,298)	-	146,823	5,109	(146,714)	(1,189)	(1,189)	-
Equity in earnings of joint ventures	-	-	-	-	-	-	222,990	-	-	222,990	222,990	-
Income tax expense benefit	(96,089)	(118,019)	(58,963)	(2,726)	(20,792)	(25,241)	48,160	214,108	-	(59,562)	(34,319)	(25,243)

Profit (loss) for the period	206,458	271,348	108,324	(5,732)	8,201	49,743	275,364	(477,806)	(146,714)	289,186	258,208	68,330

Other selected data:
Depreciation and amortization	495,854	132,466	118,168	242	19,517	21,716	736	(628,320)	-	160,379	138,663	21,716
EBITDA	733,975	521,172	342,004	(5,909)	23,244	92,847	326,113	(1,255,147)	(146,714)	631,585	541,221	111,436
Additions to PP&E, intangible
and biological assets (cash)	1,009,050	277,800	155,810	40	5,916	13,947	16,456	(1,286,850)	-	192,169	178,222	13,947

Reconciliation of EBITDA:
Profit (loss) for the period	206,458	271,348	108,324	(5,732)	8,201	49,743	275,364	(477,806)	(146,714)	289,186	258,208	68,330
Income tax and social contribution	96,089	118,019	58,963	2,726	20,792	25,241	(48,160)	(214,108)	-	59,562	34,319	25,243
Financial result, net	(64,426)	(661)	56,549	(3,145)	(25,266)	(3,853)	98,173	65,087	-	122,458	110,031	(3,853)
Depreciation and amortization	495,854	132,466	118,168	242	19,517	21,716	736	(628,320)	-	160,379	138,663	21,716

EBITDA	733,975	521,172	342,004	(5,909)	23,244	92,847	326,113	(1,255,147)	(146,714)	631,585	541,221	111,436

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of financial position:
Cash and cash equivalents	3,795,287	232,943	1,328,237	1,120	62,442	251,101	479,485	(4,028,230)	-	2,122,385	1,861,592	251,101
Investment securities	-	-	-	159,200	-	-	-	-	-	159,200	159,200	-
Trade receivables	331,638	1,273,536	570,125	21,802	193,672	22,776	241	(1,605,174)	-	808,616	785,840	22,776
Inventories	357,881	1,079,085	126,280	-	191,508	6,911	2	(1,436,966)	-	324,701	317,790	6,911
Other current assets	2,092,496	722,419	219,110	36,598	53,777	22,365	378,991	(2,814,915)	(70,121)	640,720	612,665	22,365
Other non-current assets	2,895,315	2,683,782	717,010	20,486	(213,107)	584,932	3,073,276	(5,579,097)	(7,984)	4,174,613	3,589,675	584,932
Investment in associates	210,586	258,977	-	-	13,222	-	11,870,159	(469,563)	(11,747,689)	135,692	127,197	-
Investment in joint ventures	-	-	-	-	-	-	8,506,759	-	-	8,506,759	8,515,254	-
Biological assets	1,959,859	-	-	-	-	-	-	(1,959,859)	-	-	-	-
Investment property	-	-	-	2,649,976	-	-	-	-	-	2,649,976	2,649,976	-
Property, plant and equipment	10,466,223	2,460,249	-	11,386	224,571	1,139,393	135,013	(12,926,472)	-	1,510,363	370,970	1,139,393
Intangible assets and goodwill	3,287,923	4,314,179	8,598,286	499	811,561	848,892	7,274	(7,602,102)	-	10,266,512	9,417,620	848,892
Loans and borrowings	(10,381,777)	(1,492,950)	(3,407,733)	-	(362,932)	(1,119,754)	(4,969,834)	11,874,727	-	(9,860,253)	(8,384,823)	(1,119,754)
Trade payables	(568,296)	(762,638)	(1,084,420)	(889)	(102,905)	(181,752)	(3,953)	1,330,934	-	(1,373,919)	(1,192,167)	(181,752)
Employee benefits payable	(321,116)	(103,558)	(35,274)	(3,383)	(12,547)	(14,578)	(11,314)	424,674	-	(77,096)	(62,518)	(14,578)
Other current liabilities	(773,824)	(1,290,495)	(98,303)	(17,857)	(83,362)	(70,997)	(191,490)	2,064,319	68,690	(393,319)	(346,461)	(70,997)
Other non-current liabilities	(2,876,438)	(2,618,916)	(1,030,664)	(94,668)	(167,134)	(226,651)	(4,701,255)	5,495,354	9,415	(6,210,957)	(5,984,306)	(226,651)
Total assets (net of
liabilities) allocated by segment	10,475,757	6,756,613	5,902,654	2,784,270	608,766	1,262,638	14,573,354	(17,232,370)	(11,747,689)	13,383,993	12,437,504	1,262,638

Total assets	25,397,208	13,025,170	11,559,048	2,901,067	1,337,646	2,876,370	24,451,200	(38,422,378)	(11,825,794)	31,299,537	28,407,779	2,876,370

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of financial position:
Cash and cash equivalents	2,643,950	173,470	973,708	6,011	39,810	86,487	543,324	(2,817,420)	-	1,649,340	1,540,192	86,487
Investment securities	-	-	-	149,735	-	-	-	-	-	149,735	149,735	-
Trade receivables	620,300	1,920,778	605,483	22,214	194,486	42,685	241	(2,541,078)	-	865,109	822,424	42,685
Inventories	2,315,907	1,128,771	125,406	-	222,486	5,817	11	(3,444,678)	-	353,720	347,903	5,817
Other current assets	2,680,822	521,630	137,360	31,052	31,831	24,500	387,299	(3,202,452)	(64,839)	547,203	548,134	24,500
Other non-current assets	1,954,196	2,023,355	591,135	15,538	(190,806)	480,989	2,341,574	(3,977,551)	(6,610)	3,231,820	2,740,611	480,989
Investment in associates	209,205	256,729	-	-	16,032	-	11,916,471	(465,934)	(11,801,826)	130,677	130,678	-
Investment in joint ventures	-	-	-	-	-	-	8,404,503	-	-	8,404,503	8,404,503	-
Biological assets	1,828,304	-	-	-	-	-	-	(1,828,304)	-	-	-	-
Investment property	-	-	-	2,641,978	-	-	-	-	-	2,641,978	2,641,978	-
Property, plant and equipment	9,848,969	2,464,316	-	11,288	221,466	1,084,455	118,681	(12,313,285)	-	1,435,890	351,435	1,084,455
Intangible assets and goodwill	3,288,709	4,267,514	8,595,251	173	824,277	860,253	6,419	(7,556,223)	-	10,286,373	9,426,120	860,253
Loans and borrowings	(10,377,585)	(1,557,782)	(3,133,347)	-	(261,166)	(784,709)	(4,323,418)	11,935,367	-	(8,502,640)	(7,397,602)	(784,709)
Trade payables	(636,619)	(529,990)	(848,770)	(790)	(118,784)	(141,289)	(2,826)	1,166,609	-	(1,112,459)	(971,170)	(141,289)
Employee benefits payable	(252,219)	(66,799)	(58,955)	(5,336)	(15,437)	(19,302)	(21,387)	319,018	-	(120,417)	(101,115)	(19,302)
Other current liabilities	(1,103,934)	(2,074,917)	(122,981)	(20,783)	(100,853)	(89,787)	(411,046)	3,178,851	63,735	(681,715)	(616,590)	(89,787)
Other non-current liabilities	(2,598,243)	(1,931,298)	(992,028)	(93,552)	(193,082)	(221,851)	(4,297,020)	4,529,541	7,722	(5,789,811)	(5,567,961)	(221,851)
Total assets (net of
liabilities) allocated by segment	10,421,762	6,595,777	5,872,262	2,757,528	670,260	1,328,248	14,662,827	(17,017,539)	(11,801,818)	13,489,307	12,449,276	1,328,248

Total assets	25,390,362	12,756,563	11,028,343	2,877,989	1,359,582	2,585,186	23,718,523	(38,146,925)	(11,873,275)	29,696,348	27,103,713	2,585,186

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	March 31, 2015	March 31, 2014
Raízen Energia
Ethanol	1,626,484	1,321,277
Sugar	1,408,329	1,225,469
Cogeneration	12,686	27,266
Other	32,541	30,819
	3,080,040	2,604,831
Raízen Combustíveis
Fuels	14,061,510	13,010,956
	14,061,510	13,010,956
COMGÁS
Industrial	1,027,851	1,025,427
Residential	120,857	112,176
Thermo generation	115,109	87,595
Cogeneration	65,972	63,834
Automotive	45,038	46,796
Commercial	61,609	55,457
Construction revenue	90,381	117,641
Other	7,247	8,453
	1,534,064	1,517,379
Radar
Property sales	1,879	45,590
Land lease	16,986	16,128
Other	2,741	1,834
	21,606	63,552
Lubricants
Lubricants	309,708	319,188
Basic oil	37,455	46,023
Other	32,680	3,058
	379,843	368,269

Cosan's other business	-	52

IFRS 11 - Deconsolidated of
adjustments/eliminations joint
ventures and eliminations	(17,141,550)	(15,615,787)

Cosan Energia	1,935,513	1,949,252

Cosan Log
Logistics	46,552	154,947
Port handling	156,028	49,428
Other	3,031	3,559
	205,611	207,934

Total	2,141,124	2,157,186

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	Cash and cash equivalents

	March 31, 2015	December 31, 2014
Brazilian Reais
Cash and bank deposits	61,480	57,703
Short-term investments	1,975,444	1,496,620
	2,036,924	1,554,323

U.S. Dollars and Pound Sterling
Cash and bank deposits	85,461	95,017
	85,461	95,017

	2,122,385	1,649,340

Short-term investments are mainly comprised of exclusive funds as presented below:

	March 31, 2015	December 31, 2014
Exclusive funds
Repurchase agreements(i)	624,182	423,535
Bank certificate of deposits - CDB(ii)	178,666	87,646
	802,848	511,181

Bank investments
Repurchase agreements(i)	1,060,713	222,570
Bank certificate of deposits - CDB(ii)	111,883	762,869
	1,172,596	985,439

	1,975,444	1,496,620

(i)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

(ii)
These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

5	Trade receivables

	March 31, 2015	December 31, 2014
Domestic - Brazilian Reais	1,382,630	1,369,013
Export - Foreign currency	21,908	25,323
Allowance for doubtful accounts	(53,767)	(48,235)

	1,350,771	1,346,101

Current	808,616	865,109
Non-current(i)	542,155	480,992

(i)	As of March 31, 2015, Rumo had an account receivable due from ALL of R$ 509,695 (R$ 446,693 at December 31, 2014) reflecting contractual revenue recognized in accordance with IAS 18 - Revenue.

6	Other financial assets

	March 31, 2015	December 31, 2014
Receivable from ExxonMobil(i)	338,528	332,405
Receivable from sale of
discontinued operations(ii)	111,274	107,775
	449,802	440,180

Current	71,730	69,683
Non-current	378,072	370,497

(i)
Reimbursement right for tax refinancing scheme from ExxonMobil. On June 28, 2011, CLE, the successor entity of Esso Brasileira de Petróleo Ltda. ("Essobrás"), joined the Brazilian Government's tax amnesty and refinancing program (“REFIS”) upon request of its prior owner, ExxonMobil Brasil Holdings B.V. ("ExxonMobil");

(ii)
As at March 31, 2015, R$ 111,274 is receivable from Camil Alimentos SA (“Camil”), to be paid in two remaining installments, R$ 71,730 on October 31, 2015 and R$ 39,544 on October 24, 2016. The fair value of the receivable is similar to the carrying amount as the receivable is inflation indexed.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Related parties

a)	Receivables from and payables to related parties:

	March 31, 2015	December 31, 2014
Current assets
Commercial operations
Raízen Energia S.A.	26,450	23,229
Raízen Combustíveis S.A.	2,568	2,576
Aguassanta Participações S.A.	6,338	6,340
Other	762	556
	36,118	32,701
Corporate operation / Agreements
Raízen Energia S.A.	1,881	3,388
	1,881	3,388
Financial operations
Raízen Combustíveis S.A.	1,312	1,319
Rezende Barbosa Group	173	949
	1,485	2,268

	39,484	38,357

Non-current assets
Receivables under the
framework agreement
Raízen Energia S.A.	89,763	104,984
Raízen Combustíveis S.A.	-	15,126
	89,763	120,110
Financial operations
Rezende Barbosa Group	84,995	84,996
Other	198	4
	85,193	85,000
Corporate operation
Tellus Brasil Participações Ltda.	10,562	-
Novvi Limited Liability Company	8,966	7,417
	19,528	7,417

	194,484	212,527

Total	233,968	250,884

Current liabilities
Commercial operations
Shell Brazil Holding B.V.	-	3,820
Raízen Energia S.A.	23,319	25,926
Raízen Combustíveis S.A.	1,184	1,283
Other	314	96
	24,817	31,125

Corporate operations / Agreements
Raízen Energia S.A.	63,510	94,892
Raízen Combustíveis S.A.	11,162	11,402
	74,672	106,294
Financial operations
Other	(2,912)	22
	(2,912)	22

Total	96,577	137,441

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	March 31, 2015	March 31, 2014
Sales of goods and services
Raízen Energia S.A.	95,741	93,571
Other	-	14
	95,741	93,585
Purchase of goods / Inputs
Raízen Energia S.A.	-	(1)
Raízen Combustíveis S.A.	(12)	(364)
	(12)	(365)
Land lease
Raízen Energia S.A.	14,502	-
	14,502	-
Shared income (expense)
Aguassanta Participações S.A.	106	106
Raízen Energia S.A.	(22,734)	(3,520)
	(22,628)	(3,414)
Financial result
Raízen Energia S.A.	810	616
Rezende Barbosa Group	9	167
Aldwich Temple Venture Capital Ltd.	(81)	(66)
Other	(48)	53
	690	770

Total	88,293	90,576

c)	Officers’ and directors’ compensation

	March 31, 2015	March 31, 2014
Regular compensation	14,215	6,945
Stock option expense	2,929	2,563
Bonuses and other variable compensation	8,152	6,346

	25,296	15,854

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Investment in associates

a)	Information on associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Vertical UK LLP	Other	Total
Shares issued by the associate	65,957,282	200,002	1,364,827	-	-
Shares held by Cosan	33,638,214	100,001	689,685	-	-
Cosan ownership interest	51.00%	50.00%	51.00%	50.00%	-

Equity in earnings (losses) of
associates at March 31, 2014	446	(1,298)	-	666	(1,003)	(1,189)

At December 31, 2014	94,417	14,522	13,063	6,512	2,163	130,677
Equity in earnings (losses) of associates	2,539	(4,950)	(23)	(1,719)	(482)	(4,635)
Other comprehensive income (losses)	(429)	3,765	-	1,359	-	4,695
Capital increase	(5,333)	-	11,422	-	5	6,094
Other	-	-	-	560	(1,699)	(1,139)

At March 31, 2015	91,194	13,337	24,462	6,712	(13)	135,692

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information on the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio S.A.	Companhia de Gás de São Paulo - "COMGÁS"	Cosan Logística S.A.	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Gerais S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by investee	407,214,353	121,870,985	405,856,814	956,917	2,040,816	21,148,989	830,690,258	-
Shares held by non-controlling shareholders	252,444,538	47,909,318	152,153,491	239,229	1,000,000	17,147,822	290,710,861	-
Non-controlling interest	37.49%	39.31%	37.49%	25.00%	49.00%	81.08%	35.00%	-

Equity in earnings (losses) at March 31, 2014	99,250	43,275	-	12,491	(221)	(3,934)	(590)	806	151,077

At December 31, 2014	3,653,052	2,111,578	(106)	323,636	37,066	1,680,612	337,743	(498,832)	7,644,749
Equity in earnings (losses)	(16,377)	11,948	2,832	1,647	-	13,271	2,867	-	16,188
Other comprehensive income	34	-	-	-	-	914	80	-	1,028
Dividends	-	-	-	(75,000)	-	-	-	-	(75,000)
Other	1,028	72	-	70	-	-	-	(72)	1,098

At March 31, 2015	3,637,737	2,123,598	2,726	250,353	37,066	1,694,797	340,690	(498,904)	7,588,063

c)	Information of the subsidiaries

It is important to stress out that COMGÁS is currently going through a fee cycle revision process. The completion date of COMGÁS 2014-2019 cycle revision process, which was predicted to occur initially at the end of May 2014, was postponed to the end of May 2015 by ARSESP by means of Decisions no. 494, of May 27, 2014, and no. 533, of December 10, 2014. COMGÁS waits information from the agency about the next tariff revision process stages.

On March 31, 2015, the subsidiary COMGÁS has a regulatory accounts receivable in the amount of R$ 292,537 (R$ 242,654 on December 31, 2014) related differences between the actual cost of gas incurred, paid by COMGÁS and the cost of gas included and charged of customers in accordance with tariff structure defined by ARSESP. During the quarter, the net movement of gas cost was R$ 43,446 and the update by the SELIC rate was R$ 6,432.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9	Investment in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by investee	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Equity in earnings of
joint ventures at March 31, 2014	111,983	111,007	222,990

At December 31, 2014	3,218,466	5,186,037	8,404,503
Equity in earnings of joint ventures	152,765	5,007	157,772
Other comprehensive income	-	21,984	21,984
Dividends	(77,500)	-	(77,500)

At March 31, 2015	3,293,731	5,213,028	8,506,759

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 3, Segments.

The cash flows and comprehensive income of the joint ventures are presented below:

	Raízen Energia S.A.		Raízen Combustíveis S.A.
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Cash flow
Operating activities	2,884,277	1,829,954	747,927	997,678
Investing activities	(829,676)	(1,007,923)	(104,107)	(323,134)
Financing activities	(903,264)	(109,499)	(584,347)	(436,930)

Increase in cash
and cash equivalents	1,151,337	712,532	59,473	237,614

Other comprehensive income	51,016	91,484	318,168	271,498

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	16,755	(2,435)	14,320
Transfers	(8,757)	8,757	-
Disposals	-	(1,738)	(1,738)

At March 31, 2015	2,649,976	29,673	2,679,649

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2014	514,857	450,089	519,993	255,317	37,602	1,777,858
Additions	-	1,374	-	94,151	-	95,525
Transfers(i)	11,159	10,754	(1)	(25,815)	1,834	(2,069)
At March 31, 2015	526,016	462,217	519,992	323,653	39,436	1,871,314

Depreciation
At December 31, 2014	(103,615)	(165,904)	(55,688)	-	(16,761)	(341,968)
Additions	(3,931)	(9,816)	(4,015)	-	(1,221)	(18,983)
Transfers	(20)	16	-	-	4	-
At March 31, 2015	(107,566)	(175,704)	(59,703)	-	(17,978)	(360,951)

At December 31, 2014	411,242	284,185	464,305	255,317	20,841	1,435,890
At March 31, 2015	418,450	286,513	460,289	323,653	21,458	1,510,363

(i) The balance of transfers relates to amounts reclassified to intangible assets.

Capitalization of borrowing costs

Capitalized borrowing costs for the quarter ended March 31, 2015 amounted to R$ 1,401 (R$ 1,978 for the quarter ended March 31, 2014). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 6.00% p.a. ended March 31, 2015 (5.92% p.a. for the quarter ended March 31, 2014).

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Intangible assets

	Goodwill	Gas distribution concession - COMGÁS	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Additions	-	94,792	-	-	25,820	4,793	125,405
Disposals	-	(3,484)	-	-	(878)	-	(4,362)
Transfers(i)	-	134	32	-	(134)	2,037	2,069
At March 31, 2015	703,956	8,881,452	898,552	252,474	887,132	234,927	11,858,493

Depreciation
At December 31, 2014	-	(636,730)	(142,833)	(136,962)	(425,282)	(107,201)	(1,449,008)
Additions	-	(80,411)	(11,402)	(5,707)	(38,982)	(9,907)	(146,409)
Disposals	-	3,041	-	-	382	13	3,436
At March 31, 2015	-	(714,100)	(154,235)	(142,669)	(463,882)	(117,095)	(1,591,981)

At December 31, 2014	703,956	8,153,280	755,687	115,512	437,042	120,896	10,286,373
At March 31, 2015	703,956	8,167,352	744,317	109,805	423,250	117,832	10,266,512

(i) The balance of transfers relates to amounts reclassified from property, plant and equipment.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs ended March 31, 2015, amounted to R$ 4,545 (R$ 4,452 for the quarter ended March 31, 2014). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 12.37% p.a. ended March 31, 2015 (9.62% p.a. for the quarter ended March 31, 2014).

Intangible assets (excluding goodwill)	Annual rate of amortization - %	March 31, 2015	December 31, 2014
Gas distribution concession - COMGÁS(i)	Concession term	8,167,352	8,153,279
Improvements to public rail concessions(ii)	Concession term	496,801	505,237
Operating license for port terminal(iii)	4.00	247,516	250,450
		744,317	755,687
Trademarks
Mobil	10.00	85,601	91,308
Comma	-	24,204	24,204
		109,805	115,512
Relationships with customers
COMGÁS	20.00	364,947	375,119
Lubricants	6.00	58,303	61,923
		423,250	437,042
Other
Software licenses	20.00	85,627	83,889
Other		32,205	37,008
		117,832	120,897

Total		9,562,556	9,582,417

(i)
Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets. The amortization term is 39 years (the remaining concession period, plus extension);

(ii)	Refers to improvements made to the Federal Government rail network in relation to the transportation services provided by Rumo; and

(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units containing goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the quarter ended March 31, 2015, no impairment indicator was identified that would trigger the performance of an impairment test.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Loans and borrowings

	Interest
Description(i)	Index(ii)	Annual interest(iii)	March 31, 2015	December 31, 2014	Matures
Senior Notes Due 2023	US$	5.00%	1,662,061	1,352,796	Mar-2023
Perpetual Notes	US$	8.25%	1,624,157	1,344,760	-
BNDES	TJ462	8.30%	887,178	834,565	Oct-2020
Senior Notes Due 2018	Fixed	9.50%	855,126	874,494	Mar-2018
EIB	US$ + LIBOR	2.08%	821,229	691,463	Sep-2021
Resolution 4131	US$ + LIBOR	2.10%	545,111	466,494	Mar-2018
Non-convertible debentures	Fixed rate + IPCA	13.84%	470,032	447,386	Sep-2020
FINAME	URTJLP	7.43%	446,472	457,570	May-2022
Resolution 4131	US$ + LIBOR	1.61%	314,756	266,006	Nov-2015
FINAME	Fixed	4.09%	305,710	307,230	Nov-2022
BNDES	Selic	14.61%	297,079	274,000	Oct-2020
Foreign loans	LIBOR Sterling	3.88%	260,616	224,047	Dec-2019
BNDES	TJLP	8.25%	259,562	288,209	Oct-2018
Resolution 4131	US$	2.74%	256,035	29,338	Feb-2017
FRN	US$	2.63%	169,768	-	Jan-2017
Working capital	US$ + LIBOR	4.18%	162,676	133,185	Sep-2016
FINEP	Fixed	5.00%	158,058	165,032	Nov-2020
Non-convertible debentures	CDI	11.81%	127,540	131,229	Sep-2019
Working capital	CDI + 1.20%	13.95%	104,665	101,515	Oct-2017
Working capital	CDI + 1.43%	14.21%	88,334	85,628	Sep-2016
Finem	URTJLP	7.16%	13,307	13,231	Jan-2022
Finem	IPCA	15.87%	3,625	3,483	Nov-2021
Finem	Fixed	3.50%	3,428	3,420	Jan-2024
Other		-	23,728	7,559	-
			9,860,253	8,502,640

Current			1,297,455	1,056,353
Non-current			8,562,798	7,446,287

(i)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and intangible assets) being financed (FINAME) in an amount of R$ 1,734,648 (R$ 1,738,661 in December 31, 2014);

(ii)
TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index;

(iii)	As at March 31, 2015, unless otherwise indicated.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of loans and borrowings are as follows:

	Carrying amount		Fair value(i)
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Senior / Perpetual Notes	4,141,344	3,572,050	3,789,829	3,356,788
Financing	5,718,909	4,930,590	5,720,219	4,930,590

Total	9,860,253	8,502,640	9,510,048	8,287,378

(i)	If these loans and borrowings were recorded at fair value, they would be considered as “Level 2” inthe fair value hierarchy presented on Note 23.

14	Trade payables

	March, 31, 2015	December 31, 2014
Natural gas suppliers	986,579	749,021
Materials and service suppliers	387,340	363,438

	1,373,919	1,112,459

15	Other taxes payable

	March 31, 2015	December 31, 2014
Tax Amnesty and
Refinancing Program - REFIS(i)	529,090	524,703
ICMS - State VAT	75,119	67,777
COFINS - Revenue tax	11,215	18,702
INSS - Social security	3,434	2,739
PIS - Revenue tax	2,414	2,511
Other	8,157	25,874
	629,429	642,306

Current	121,864	307,741
Non-current	507,565	334,565

(i)	Comprises installment federal taxes liability ExxonMobil Brazil Holdings BV ("ExxonMobil").

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	March 31, 2015	March 31, 2014
(Loss) profit before taxes	(53,964)	348,748
Income tax and social
contribution at nominal rate (34%)	18,348	(118,574)

Adjustments to reconcile
nominal to effective tax rate
Equity method investments
(non-taxable income)	52,067	75,412
Differences in tax rates on entities under
Brazilian presumed profits tax regime	6,361	(3,748)
Judicial demand related to income tax	-	13,839
Profits and income earned abroad	10,922	-
Non-taxable foreign exchange
gains of foreign subsidiaries	7,878	(7,145)
Differences in tax rates on
earnings / losses of overseas companies	4,574	(6,654)
Stock options	(996)	(872)
Tax loss not recorded, net	(73)	(674)
Interest on capital (net received)	(6,120)	(6,970)
Non-deductible expenses
(donations, gifts, etc.)	(2,344)	(1,704)
Other	(10,926)	(2,472)

Income tax and social contribution
benefit (expense) - current and deferred	79,691	(59,562)

Effective rate - %	147.67	17.08

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

	March 31, 2015				December 31, 2014
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	1,464,140	366,035	-	366,035	319,168
Social contribution tax loss carry forwards	1,486,294	-	133,766	133,766	116,578

Temporary differences
Foreign currency gain / losses	1,698,107	424,527	152,830	577,357	303,488
Tax deductible goodwill	726,860	181,715	65,417	247,132	298,102
Provision for judicial demands	524,283	131,071	47,185	178,256	183,714
Allowance for doubtful accounts	122,548	30,637	11,029	41,666	53,385
Profit sharing	11,229	2,807	1,011	3,818	11,345
Derivatives instruments unrealized (gains) losses	(932,640)	(233,160)	(83,938)	(317,098)	(126,351)
Unrealized gain on sale of investments	(55,211)	(13,803)	(4,969)	(18,772)	(18,772)
Other temporary differences	(145,477)	(36,369)	(13,093)	(49,462)	(33,391)
Property, plant and equipment	(135,823)	(33,956)	(12,224)	(46,180)	(41,669)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,036)
Unrealized gains on investment properties	(2,436,592)	(48,732)	(26,315)	(75,047)	(74,801)
Assets held for sale	(29,674)	(593)	(320)	(913)	(773)
Concession contract	42,609	10,652	3,835	14,487	15,057
Regulatory asset	242,654	60,664	21,839	82,503	82,503
Gains or losses on actuarial liabilities	262,874	65,719	23,659	89,378	87,594
Business combination - Property, plant and equipment	(106,621)	(26,655)	(9,596)	(36,251)	(36,594)
Business combination - Intangible assets	(4,052,361)	(1,013,090)	(364,713)	(1,377,803)	(1,390,752)
Business combination - Other fair value adjustments	(79,205)	(19,801)	(7,128)	(26,929)	(24,513)
Other	(270,092)	(67,523)	(24,309)	(91,832)	(113,392)
Total net liability		(1,054,441)	(386,485)	(1,440,926)	(1,525,110)

Deferred income tax - Assets				255,182	214,164
Deferred income tax - Liabilities				(1,696,108)	(1,739,274)

Total net deferred taxes				(1,440,926)	(1,525,110)

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Changes in deferred income taxes, net:

At December 31, 2014 – Net deferred tax liability	(1,525,110)
Recorded through income	84,529
Recorded through other comprehensive income	(550)
Other	205

At March 31, 2015 - Net deferred tax liability	(1,440,926)

17	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Tax	354,872	343,038	324,307	319,444
Civil	142,056	139,268	48,883	48,445
Labor	178,782	175,473	49,981	50,496

	675,710	657,779	423,171	418,385

Changes in provision for legal proceedings:

	Tax	Civil	Labor	Total
At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	574	4,292	10,816	15,682
Write-off / Reversals	(239)	(4,974)	(14,161)	(19,374)
Transfers	7,318	(7,318)	-	-
Indexation and interest charges	4,181	10,788	6,654	21,623

At March 31, 2015	354,872	142,056	178,782	675,710

Judicial claims deemed to be probable losses, fully accrued

a)	Tax claims

	March 31, 2015	December 31, 2014
Compensation with FINSOCIAL	244,667	241,739
INSS - Social security	48,535	47,449
State VAT - ICMS credits	24,643	24,231
Other	37,027	29,619

	354,872	343,038

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Civil and environmental

The Company and its subsidiaries are party to a number of civil and legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also party to a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges.

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

	March 31, 2015	December 31, 2014
ICMS - State VAT	1,610,413	1,572,934
Federal income taxes	747,193	751,495
PIS and COFINS - Revenue taxes	691,600	680,065
IRRF - Withholding tax	668,974	656,087
INSS - Social security and other	543,299	530,223
IPI - Excise tax credit - NT	445,523	441,707
Compensation with IPI - IN 67/98	119,891	118,865
Other	662,320	648,850

	5,489,213	5,400,226

b)	Civil and labor

The civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	March 31, 2015	December 31, 2014
Civil	955,631	1,118,151
Labor	414,851	391,992

	1,370,482	1,510,143

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Preferred shareholders payable in subsidiaries

On June 27, 2014, Cosan S.A. transferred to a newly-incorporated wholly-owned subsidiary, Cosan Investimentos e Participações S.A., its shares in Raízen Energia S.A. and Raízen Combustíveis S.A. in addition to a debenture Cosan S.A. had issued and placed with Banco Bradesco S.A.. The net assets transferred at that date totaled R$ 1,979,519.

Concurrently, also on June 27, 2014, Cosan S.A. executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). FIP Multisetorial and FIP Razac are funds owned by Banco Bradesco BBI S.A and Citibank Distribuidora de Títulos e Valores Mobiliários S.A., respectively.  Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.. These preferred shares will be remunerated based on a formula designed to provide a return over 15 years equivalent to the CDI rate. In the event the accumulated remuneration falls short of the minimum amount prescribed in the formula, as at April 30, 2021, the preferred shareholders will have a put against Cosan S.A. for an amount equivalent to the value of the initial investment plus interest based on the CDI less any CDI-indexed dividends paid.

The investment in the net assets of the joint ventures, Raízen Energia S.A. and Raízen Combustíveis S.A., continue to be accounted for on the equity method without affecting the Company’s 50% interest in the results of each venture. The transaction underlying the Investment Agreement has been classified as a noncurrent financial liability in Cosan´s and Cosan S.A.´s balance sheet and the statement of profit or loss reflects the CDI equivalent dividends classified as financial expenses.

19	Stockholders’ Equity

a)	Share capital

As of March 31, 2015 Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holding Limited	7,758,116	4.45	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Gávea Funds	21,167,463	12.14	-	-
MSOR Participações S.A.	1,811,250	1.04	-	-
Usina Bom Jesus S.A.	255,000	0.15	-	-
FIA Rio das Pedras	16,000	0.01	-	-
Other	137,351,010	78.78	-	-

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	-	-

Total	174,355,341	100.00	96,332,044	100.00

There have been no changes to the number of shares issued during the periods presented.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of March 31, 2015 and December 31, 2014 with a market value of US$ 6.32 per share at March 31, 2015 (US$ 7.75 per share at December 31, 2014).

c)	Other comprehensive (loss) income

	December 31, 2014	Comprehensive (loss) income	March 31, 2015
Foreign currency translation differences	(298,446)	(80,686)	(379,132)
Gain (loss) on cash
flow hedge in joint ventures and subsidiary	(10,574)	20,735	10,161
Revaluation of investment properties
reclassified from property, plant and equipment	190,735	-	190,735
Actuarial gain on defined benefit plan	47,104	-	47,104
Changes in fair value of
available for sale securities, net	(1,467)	981	(486)

Total	(72,648)	(58,970)	(131,618)

Attributable to:
Owners of the Company	(165,618)	(59,998)	(225,616)
Non-controlling interests	92,970	1,028	93,998

	December 31, 2013	Comprehensive (loss) income	March 31, 2014
Foreign currency translation differences	(223,038)	(3,523)	(226,561)
Gain (loss) on cash
flow hedge in joint ventures and subsidiary	43,384	(49,109)	(5,725)
Revaluation of investment properties
reclassified from property, plant and equipment	190,735	-	190,735
Actuarial gain (loss) on defined benefit plan	16,092	(237)	15,855
Changes in fair value of
available for sale securities, net	(7,480)	603	(6,877)

Total	19,693	(52,266)	(32,573)

Attributable to:
Owners of the Company	(84,887)	(29,980)	(114,867)
Non-controlling interests	104,580	(22,286)	82,294

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20	Earnings per share

	March 31, 2015		March 31, 2014
Numerator
Profit from continuing operations
Basic		9,539		140,806
Dilutive effect of subsidiary's
stock option plan		69		(918)
Dilutive effect of put option		(15,601)		(15,601)
Diluted		(5,993)		124,287

Denominator
Weighted average number
of shares outstanding		264,690,883		264,690,883

Basic earnings per share	$	R 0.04	$	R 0.53
Diluted earnings per share (as revised - Note 2.4)	$	(R 0.02)	$	R 0.47

21	Financial results, net

	March 31, 2015	March 31, 2014
Financial expense
Interest on loans	(155,511)	(185,043)
Interest expense	(79,080)	29,334
Indexation expenses	(35,841)	(17,185)
Bank fees	(21,180)	(12,571)
	(291,612)	(185,465)
Financial income
Interest income	15,382	16,208
Indexation income	5,533	1,929
Income from short term investments	48,876	30,215
	69,791	48,352

Foreign exchange effects, net	(591,834)	75,737

Derivative income (losses)
Foreign exchange and interest rate derivatives	555,232	(61,082)
	555,232	(61,082)

	(258,423)	(122,458)

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Other income (expenses), net

	March 31, 2015	March 31, 2014
Changes in the fair
value of investment properties	14,320	(22,920)
Rental income	172	167
Loss on disposal of
non-current assets	(1,282)	(2,052)
Provisions for legal proceedings	(9,200)	(18,440)
Cost related to internal organization
and prospective acquisitions(i)	(103,844)	-
Other	510	10,453

	(99,324)	(32,792)

(i)	Relates to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

23	Financial instruments

Risk management structure

As at March 31, 2015 and December 31, 2014, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	P&L(i)
Exchange rate derivatives
Swap agreements	-	828,443	-	330,099	-
Forward agreements	1,869,309	178,127	(8,558)	21,250	(16,725)
Options	-	-	-	(8,842)	217,992
	1,869,309	1,006,570	(8,558)	342,507	201,267
Interest rate and exchange rate risk
Swap agreements (interest rate)	596,785	221,560	(45,893)	(40,330)	(8,286)
Cross currency interest rate swaps	2,883,096	1,659,904	1,257,661	254,966	672,455
	3,479,881	1,881,464	1,211,768	214,636	664,169

Total financial instruments			1,203,210	557,143	865,436

Assets			1,795,249	890,578
Liabilities			(592,039)	(333,435)

(i)
The Company recorded in the statement of profit or loss and other comprehensive income, the net effect of the Senior Notes 2023 designated for hedge accounting. Therefore, the amount of R$ 310,204 is accounted for as Financial Expense.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign exchange risk

As at March 31, 2015 and December 31, 2014, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollars and Pounds Sterling:

	March 31, 2015	December 31, 2014
Cash and cash equivalents	85,461	95,017
Trade receivables	21,908	25,323
Loans and borrowings(i)	-	(1,344,760)

Foreign exchange exposure, net	107,369	(1,224,420)

(i)	On March 31, 2015, 100% of the foreign currency loans and borrowings of the Company have futures contracts to protect its exposure.

Hedge accounting – Fair Value

	Balance	Derivative	Total
At December 31, 2014	1,352,796	(183,086)	1,169,710
Interest amortization	(40,330)	(33,702)	(74,032)
Fair value	349,595	(310,204)	39,391

At March 31, 2015	1,662,061	(526,992)	1,135,069

Sensitivity analysis

The following is the sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed to as of March 31, 2015:

i.	Sensitivity analysis

(a)	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the U.S. Dollar market rates as at March 31, 2015, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			Impacts on P&L
	Risk factor	Probable scenario	Variation scenario (25%) - Increase	Variation scenario (50%) - Increase	Variation scenario (25%) - Decrease	Variation scenario (50%) - Decrease
Exchange rate and interest risks
Exchange rate derivatives:
Term agreements:
	Decrease in exchange
Purchasing agreements	rate R$/US$ and
	increase in CDI curve	(8,558)	(418,791)	(839,629)	422,883	843,721

Exchange rate and interest risks
	Decrease in exchange
Swap contracts	rate R$/US$ and
	increase in CDI curve	1,211,768	(1,084,555)	(2,066,703)	886,939	1,880,953

Total impact		1,203,210	(1,503,346)	(2,906,332)	1,309,822	2,724,674

Based on the financial instruments denominated in U.S. Dollars at March 31, 2015 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	March 31, 2015	Scenario
		Probable	25%	50%	-25%	-50%
At March 31, 2015	3.2080	3.2080	4.0100	4.8120	2.4060	1.6040

Consider the above scenarios profit or loss would be impacted as follows:

	March 31, 2015
Exchange rate exposure	Balance	25%	50%	-25%	-50%
Cash and cash equivalents	85,461	21,365	42,730	(21,365)	(42,730)
Trade receivables	21,908	5,477	10,954	(5,477)	(10,954)
Loans and borrowings(i)	(5,393,117)	(1,348,279)	(2,696,559)	1,348,279	2,696,559

Effect on profit or loss		(1,321,437)	(2,642,875)	1,321,437	2,642,875

(i)	100% of the foreign currency loans and borrowings of the Company have futures contracts to protect its exposure.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Sensitivity analysis on changes in interest rates

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	March 31, 2015
Exposure interest rate	Balance	Scenario(i)	25%	50%	-25%	-50%
Short term investments	1,975,444	251,547	62,932	125,881	(62,914)	(125,810)
Investment securities	159,200	20,059	5,015	10,030	(5,015)	(10,030)
Loans and borrowings	(6,629,430)	(769,979)	(192,495)	(384,990)	192,495	384,990

Effect on profit or loss			(124,548)	(249,079)	124,566	249,150

(i)	The CDI and TJLP indexes considered of 12.60% and 6.00%, respectively, were obtained from informationavailable in the market.

24	Fair value hierarchy

Assets and liabilities
measured at fair value	Level 1	Level 2	Total
At March 31, 2015
Derivative financial assets	-	1,795,249	1,795,249
Derivative financial liabilities	-	592,039	592,039
Loans and borrowings	-	3,768,960	3,768,960
Contingent consideration - Earn out	-	125,664	125,664
Pension plan assets	409,303	50,505	459,808
Securities	-	159,200	159,200
Assets held for sale	-	29,673	29,673
Preferred shareholders
payable in subsidiaries	-	1,988,596	1,988,596
Investment properties	-	2,649,976	2,649,976

Total	409,303	11,159,862	11,569,165

At December 31, 2014
Derivative financial assets	-	890,578	890,578
Derivative financial liabilities	-	333,434	333,434
Loans and borrowings	-	2,806,097	2,806,097
Contingent consideration - Earn out	-	186,649	186,649
Pension plan assets	313,955	49,061	363,016
Securities	-	149,735	149,735
Assets held for sale	-	25,089	25,089
Preferred shareholders
payable in subsidiaries	-	1,926,888	1,926,888
Investment properties	-	2,641,978	2,641,978

Total	313,955	9,009,509	9,323,464

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Pension and post-employment benefit plans

	March 31, 2015	December 31, 2014
Futura	22,974	23,048
Futura II	302	240
COMGÁS	283,807	278,562

Total	307,083	301,850

Pension plans

Defined benefit

Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. No new employees are eligible to participate on the plan, contributions ceased, and participants are guaranteed a benefit proportionate to their accumulated entitlement as at March 31, 2011. During the period ended March 31, 2015, the amount of contributions totaled R$ 1,036 (R$ 8,757 in December 2014).

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the period ended March 31, 2015 the amount of contributions totaled R$ 431 (R$ 467 on December 31, 2014).

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the year ended March 31, 2015, employers’ contributions to the plan totaled R$ 3,525 (R$ 14,672 for December 31, 2014).

26	Share-based payment

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees were approved, authorizing the issue of up to 5% of shares of Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

On August 18, 2011, Cosan S.A.’s board of directors approved the total number of stock option awards of 12,000,000 shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of the share capital at that time. On the same date the eligible executives were informed about the terms and conditions of the stock-option plan.

The numbers of options in the period ended March 31, 2015 is 8,912,000 with weighted average exercise price R$ 30.09. During period ended March 31, 2015, there was no change in the plan options.

Cosan Limited

Notes to the consolidated interim financial statements
For the quarter ended March 31, 2015 and 2014
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

27	Subsequent events

On March 23, 2015, ALL and Rumo shareholders approved the exchange ratio for the replacement of ALL shares with Rumo shares, which is now 2.879303067 registered, book-entry common shares without par value issued by Rumo for each 1 (one) registered, book-entry common share without par value issued by ALL. Therefore, according to the adjusted exchange ratio, 1,963,670,770 (one billion, nine hundred and sixty-three million, six hundred and seventy thousand, seven hundred and seventy) registered, book-entry common shares without par value will be issued by Rumo, representing 65.67% of Rumo’s shareholders’ equity, attributable to ALL shareholders registered on March 31, 2015.

On April 7, 2015, it was approved by the Board of Directors of Cosan Log, the Company’s Buy Back Program of its common shares, to be held in treasury for future sale or cancellation. The period for such transaction is up to April 7, 2016, and the maximum number of share to be repurchased within the period is 4,887,667 common shares (representing 1.204284% of the total number of outstanding shares)

On April 29, 2015 was completed by the subsidiary Rumo Logística the issuance of 140,000 debentures at unit value of R$ 10 (ten thousand Reais) each, totaling R$ 1,400,000 (one billion, four hundred million Reais) through CVM Instruction 476, with a term of three years and an initial interest rate of CDI + 2.05% p.a. the proceeds of this issue were used to strengthen the Rumo cash and capital increase of ALL and subsequent payment of debts of the subsidiary ALL.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	May 8, 2015	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer